UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

   [x]                      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                             SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

   [ ]                     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

                            SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ___________

Commission file number 1-2256

A.

Full title of the plan and the address of the plan, if different from that of the issuer named below:

EXXONMOBIL SAVINGS PLAN

                            B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EXXON MOBIL CORPORATION

5959 Las Colinas Boulevard

Irving, Texas 75039-2298

EXXONMOBIL SAVINGS PLAN

INDEX

Page

Financial Statements

Statements of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-10

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)	11-13

Report of Independent Registered Public Accounting Firm	14

Signature	15

Exhibit Index	16

EXXONMOBIL SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(millions of dollars)

December 31,

2012	2011

Assets

Investments, at fair value (Note 7):

Exxon Mobil Corporation common stock	$13,445	$14,232

Other investments	7,765	6,946

Total investments	21,210	21,178

Receivables:

Notes receivable from participants	224	229

Accrued interest	3	3

Other receivables	-	54

Total receivables	227	286

Total assets	21,437	21,464

Liabilities

Payables and accrued liabilities	73	47

Payable for cash collateral on securities loaned	184	181

Total liabilities	257	228

Net assets available for benefits	$21,180	$21,236

The accompanying notes are an integral part of these financial statements.

EXXONMOBIL SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2012

(millions of dollars)

Additions:

Contributions:

Employer	$283
Participant	463
Transfers-in at fair value	8

Total contributions	754

Investment income:

Interest	81
Dividends	354
Net appreciation in fair value of investments (Note 6)	948

Net investment income	1,383

Interest income on notes receivable from participants	9

Total additions	2,146

Deductions:

Benefit payments	(2,202)

Total deductions	(2,202)

Net decrease	(56)

Net assets available for benefits:

Beginning of year	21,236

End of year	$21,180

The accompanying notes are an integral part of these financial statements.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1:  Description of the Plan

General

Active participants in the ExxonMobil Savings Plan ("Plan") are eligible employees of Exxon Mobil Corporation ("ExxonMobil" or the “Company") and certain affiliated employers.  The terms and conditions of the Plan are contained in the ExxonMobil Benefit Plans Common Provisions document, the ExxonMobil Savings Plan document, and the ExxonMobil Savings Trust document (collectively, the "Plan Document"). The Plan is an "employee pension benefit plan" described in Section 3(2) of the Employee Retirement Income Security Act of 1974 ("ERISA"), a "defined contribution plan" described in Section 3(34) of ERISA, and a non-leveraged Employee Stock Ownership Plan.

Contributions

The Plan permits participant contributions that range from 6% to 20% of each participant’s eligible pay. The Company matches only the minimum 6% contribution in an amount equal to 7% of a participant’s eligible pay.

Employees who are at least age 50 during the plan year and who maximize the combination of their regular pretax and Roth contributions may elect to make additional contributions.

Vesting

Participants are immediately vested in their contributions and all earnings.  Company contributions vest at 100% upon the earliest of completion of 3 years of vesting service, reaching age 65 while employed, or upon death while an employee.

Forfeitures

During 2012, employer contributions totaling $0.9 million were forfeited by terminating employees and used to offset future employer contributions.

Other Plan Provisions

Other Plan provisions including eligibility, enrollment, participation, forfeiture, loans, benefit payments (including withdrawals and distributions), and investment options are described in the Plan Document.

Plan Termination

The Company may terminate or amend the Plan at any time.  In the event of termination, the net assets of the Plan will be distributed in accordance with ERISA.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2:  Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis.  Benefit payments are reported when paid.

Investment Valuation and Income Recognition

Investments are stated at fair value as described in Note 7.

Under the terms of its trust agreement, the Plan engaged in an authorized form of security lending activities during the years ended December 31, 2012 and 2011.  In accordance with the Savings Plan Securities Lending Agreement with Northern Trust, the market value of the collateral held is required to be 102% of the market value of securities lent or 105% if the collateral held and securities lent are denominated in different currencies.  The fair value of ExxonMobil Common Assets fund securities on loan was $180 million and $177 million, at December 31, 2012 and 2011, respectively.  The securities on loan are reflected in the Statements of Net Assets Available for Benefits and the Schedule of Assets (Held at End of Year) at December 31, 2012 and 2011.  The value of cash collateral obtained and reinvested in short term investments is reflected as a liability on the Plan’s financial statements.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.

Net appreciation and depreciation in the current value of investments includes realized gains and losses on investments sold or disposed of during the year and unrealized gains and losses on investments held at year end.

The Plan is subject to normal risks associated with international and domestic debt and equity markets, including the investment in ExxonMobil common stock.

Transfers-in at fair value include participant-initiated rollovers of certain distributions from other tax-qualified plans into the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 3:  Party-in-Interest Transactions

During 2012, certain Plan investments were units of various funds managed by The Northern Trust Company. The Northern Trust Company also provided custodial services to the Plan during the plan year and, therefore, purchases and sales of these investments qualified as party-in-interest transactions.

Note 4:  Tax Status

The Internal Revenue Service has determined and informed the Plan administrators by a letter dated May 19, 2011, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code, provided that pre-approved amendments are adopted timely.  The Plan has been amended since requesting the determination letter.  However, counsel for the Company believes that these amendments have not adversely affected the Plan's qualified status and the related trust's tax-exempt status as of the financial statement date.

Note 5:  Expenses

Investment income from all sources is stated net of administrative expenses which include brokerage fees on purchases and sales of ExxonMobil common stock and management fees.  Plan administration expenses, to the extent not paid by the Company, are charged to and paid from the Plan's assets. Administrative expenses are recorded when incurred.

Note 6:  Investments

The following presents investments that represent 5 percent or more of the Plan's net assets available for benefits.

(millions of dollars)
December 31,	December 31,
2012	2011

Exxon Mobil Corporation
common stock, 155 and 168
million shares, respectively	$13,445	$14,232

NT S&P 500 Index Fund
470 and 495 thousand units,
respectively	2,061	1,871

NT Extended Equity Mkt Index Fund
3,484 and 3,638 thousand units,
respectively	1,226	1,083

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 6:  Investments (continued)

During 2012, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $948 million as follows:

(millions of dollars)

ExxonMobil common stock	$ 325
Common collective trusts	625
U. S. Government securities	(2)
$948

Note 7:  Assets Measured at Fair Value on a Recurring Basis

The authoritative guidance for fair value measurements provides a framework for measuring fair value. The framework establishes a three-level fair value hierarchy based on the nature of the information used to measure fair value.  The terms “Level 1” and “Level 2” are accounting terms that refer to different methods of valuing assets.  The terms do not represent the relative risk or credit quality of an investment. The fair value hierarchies for the Plan assets are not a measure of the ability of the Plan to meet plan benefit obligations.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value:

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 7:  Assets Measured at Fair Value on a Recurring Basis (continued)

		Fair Value Measurements at December 31, 2012 Using
(millions of dollars)		Quoted Prices in Active Markets for Identical Assets		Significant Other Observable Inputs
Description of investments	Value	(Level 1)		(Level 2)

ExxonMobil common stock	$13,445	$13,445	(1)
Fixed income	2,642			$ 2,642	(2)
Securities lending collateral fund	184			184	(3)
Common collective trusts:
S&P 500 Fund	2,061			2,061	(4)
Small & Mid Cap Fund	1,226			1,226	(4)
International Equity Fund	760			760	(4)
Aggregate Bond Fund	680			680	(5)
Short term investments	212			212	(6)

Total	$21,210	$13,445		$ 7,765

1)

For ExxonMobil common stock, fair value is based on observable quoted prices on an active exchange.

2)

For fixed income assets, fair value is based on observable inputs of comparable market transactions.

3)

For securities lending collateral fund investments, fair value is based on observable inputs of comparable market transactions.

4)

For investments in common and preferred stocks held in the form of units in common collective trusts that are redeemable daily at the unit value, including the measurement date, the unit value is treated as a Level 2 input.  The fair value of the underlying securities owned by the common collective trusts is based on observable quoted prices on an active exchange which are Level 1 inputs.

5)

For investments in debt securities and fixed income assets held in the form of units in common collective trusts that are redeemable daily at the unit value, including the measurement date, the unit value is treated as a Level  2 input.

6)

For short-term investments held in the form of units in common collective trusts that are redeemable daily at the unit value, including the measurement date, the unit value is treated as a Level 2 input.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 7:  Assets Measured at Fair Value on a Recurring Basis (continued)

		Fair Value Measurements at December 31, 2011 Using
(millions of dollars)		Quoted Prices in Active Markets for Identical Assets		Significant Other Observable Inputs
Description of investments	Value	(Level 1)		(Level 2)

ExxonMobil common stock	$14,232	$14,232	(1)
Fixed income	2,331			$ 2,331	(2)
Securities lending collateral fund	181			181	(3)
Common collective trusts:
S&P 500 Fund	1,871			1,871	(4)
Small & Mid Cap Fund	1,083			1,083	(4)
International Equity Fund	645			645	(4)
Aggregate Bond Fund	522			522	(5)
Short term investments	313			313	(6)

Total	$21,178	$14,232		$ 6,946

1)

For ExxonMobil common stock, fair value is based on observable quoted prices on an active exchange.

2)

For fixed income assets, fair value is based on observable inputs of comparable market transactions.

3)

For securities lending collateral fund investments, fair value is based on observable inputs of comparable market transactions.

4)

For investments in common and preferred stocks held in the form of units in common collective trusts that are redeemable daily at the unit value, including the measurement date, the unit value is treated as a Level 2 input.  The fair value of the underlying securities owned by the common collective trusts is based on observable quoted prices on an active exchange which are Level 1 inputs.

5)

For investments in debt securities and fixed income assets held in the form of units in common collective trusts that are redeemable daily at the unit value, including the measurement date, the unit value is treated as a Level  2 input.

6)

For short-term investments held in the form of units in common collective trusts that are redeemable daily at the unit value, including the measurement date, the unit value is treated as a Level 2 input.

SCHEDULE H

EXXONMOBIL SAVINGS PLAN

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

(a)	(b)	(c)			(d)	(e)
	IDENTITY OF ISSUE	DESCRIPTION OF INVESTMENT			COST **	CURRENT VALUE
		coupon	maturity	par/units
				(000’s)		($000’s)

	U.S. GOVERNMENT SECURITIES

	FED HOME LOAN BANK BD	0.875%	12/27/13	12,000		$ 12,082
	FED HOME LOAN BANK BD	1.625%	03/20/13	5,000		5,016
	FED HOME LOAN BANK BD	1.500%	01/16/13	5,000		5,003
	FED HOME LOAN MTG CORP	1.750%	09/10/15	56,000		58,052
	FED HOME LOAN MTG CORP	4.375%	07/17/15	35,000		38,548
	FED HOME LOAN MTG CORP DTD	4.875%	11/15/13	15,000		15,620
	FED HOME LOAN MTG CORP DTD	3.750%	06/28/13	10,000		10,180
	FED HOME LOAN MTG CORP NT	4.500%	07/15/13	22,000		22,516
	FED HOME LOAN MTG CORP PREASSIGN	1.625%	04/15/13	35,000		35,151
	FED HOME LOAN MTG CORP PREASSIGN	1.000%	08/27/14	22,000		22,285
	FED HOME LOAN MTG CORP PREASSIGN	3.500%	05/29/13	10,000		10,139
	FED HOME LOAN MTG CORP REF NTS FED	1.375%	02/25/14	52,000		52,699
	FED NATL MTG ASSN	1.250%	08/20/13	30,000		30,197
	FED NATL MTG ASSN	0.750%	12/18/13	27,000		27,156
	FED NATL MTG ASSN	0.500%	09/28/15	25,000		25,079
	FED NATL MTG ASSN	2.750%	02/05/14	22,000		22,630
	FED NATL MTG ASSN	0.625%	10/30/14	15,000		15,093
	FED NATL MTG ASSN	0.500%	05/27/15	15,000		15,054
	FED NATL MTG ASSN	0.750%	12/19/14	5,000		5,044
	FED NATL MTG ASSN NT	4.375%	10/15/15	20,000		22,207
	FED NATL MTG ASSN NT	1.750%	05/07/13	15,000		15,082
	FED NATL MTG ASSN NT	1.750%	02/22/13	5,000		5,011
	FED NATL MTG ASSN PREASSIGN	2.750%	03/13/14	40,000		41,215
	FED NATL MTG ASSN PREASSIGN	4.125%	04/15/14	10,000		10,501
	FED NATL MTG ASSN REG	0.500%	07/02/15	45,000		45,157
	FED NATL MTG ASSN REG	4.375%	03/15/13	12,000		12,103
	U.S SAVINGS BOND SERIES EE	3.000%	03/01/38	100,006		100,006
	U.S SAVINGS BOND SERIES EE	1.100%	08/01/41	92,792		92,792
	U.S SAVINGS BOND SERIES EE	0.600%	01/01/42	90,756		90,756
	U.S SAVINGS BOND SERIES EE	1.300%	02/01/39	89,263		89,263
	U.S SAVINGS BOND SERIES EE	1.400%	06/01/40	87,873		87,873
	U.S SAVINGS BOND SERIES I	5.230%	10/01/31	280,723		280,723
	U.S SAVINGS BOND SERIES I	3.820%	01/01/33	235,406		235,406
	U.S SAVINGS BOND SERIES I	3.410%	02/01/38	209,034		209,034
	U.S SAVINGS BOND SERIES I	1.760%	05/01/41	191,893		191,893
	U.S SAVINGS BOND SERIES I	2.910%	02/01/39	191,024		191,024
	U.S SAVINGS BOND SERIES I	2.200%	01/01/42	184,187		184,187

*	Party-in-interest as defined by ERISA
**	Cost information is not required for participant-directed investments and, therefore, is not included

SCHEDULE H

EXXONMOBIL SAVINGS PLAN

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

(a)	(b)	(c)			(d)	(e)
	IDENTITY OF ISSUE	DESCRIPTION OF INVESTMENT			COST **	CURRENT VALUE
		coupon	maturity	par/units
				(000’s)		($000’s)

	U.S SAVINGS BOND SERIES I	2.500%	01/01/40	183,548		$ 183,548
	U.S SAVINGS BOND SERIES I	4.220%	10/01/32	126,978		126,978

	TOTAL U.S. GOVERNMENT SECURITIES					$ 2,642,303

*	PARTICIPANT LOANS 3.75% to 10.5%		Maturity from 1 to 159 months			$ 224,116

*	Party-in-interest as defined by ERISA
**	Cost information is not required for participant-directed investments and, therefore, is not included

SCHEDULE H

EXXONMOBIL SAVINGS PLAN

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

(a)	(b)	(c)			(d)	(e)
	IDENTITY OF ISSUE	DESCRIPTION OF INVESTMENT			COST **	CURRENT VALUE
		coupon	maturity	par/units
				(000’s)		($000’s)

	COMMON COLLECTIVE TRUSTS

*	NT S&P 500 INDEX FUND			470		$ 2,061,149
*	NT EXTENDED EQUITY MARKET INDEX FUND			3,484		1,225,680
*	NT WORLD EX-US INVESTABLE MARKET INDEX FUND			6,653		759,672
*	NT AGGREGATE BOND INDEX FUND			1,405		679,523
*	NT GOVERNMENT STIF					212,480

	TOTAL COMMON COLLECTIVE TRUSTS					$ 4,938,504

	OTHER

*	CORE USA COLLATERAL FUND					$ 183,840

	COMMON STOCK

*	EXXON MOBIL CORPORATION			155,340		$13,444,836

TOTAL ASSETS HELD FOR INVESTMENT PURPOSES						$21,433,599

*	Party-in-interest as defined by ERISA
**	Cost information is not required for participant-directed investments and, therefore, is not included

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the ExxonMobil Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the ExxonMobil Savings Plan (the “Plan”) at December 31, 2012 and 2011 and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held At End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Houston, Texas

June 28, 2013

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Savings Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

ExxonMobil Savings Plan

/s/ D. Christopher Jeans

D. Christopher Jeans

Administrator-Accounting

Dated:  June 28, 2013

EXHIBIT INDEX

EXHIBIT

SUBMISSION MEDIA

23

Consent of PricewaterhouseCoopers LLP,

Electronic

Independent Registered Public Accounting Firm

Dated June 28, 2013